November 20, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:          FactorShares Trust
File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are responding to a Staff comment we received orally on November 20, 2012 regarding pre-effective amendment no. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 31, 2012.  The Staff’s comment and the Trust’s response are set forth below.  A legality opinion revised to reflect Staff comments will be filed as an exhibit to pre-effective amendment no. 2 to the Trust’s Registration Statement, which will be filed with the SEC on November 20, 2012.  Capitalized terms used, but not defined, herein have the same meaning given to them in the Registration Statement.

1.  Comment - Legality Opinion:  In your response letter, confirm that the Trust’s registration statement, as filed with the SEC on November 20, 2012, is in substantially the form of the proof referred to in paragraph (e) of the legality opinion dated November 20, 2012.

Response: We confirm that the Trust’s registration statement, as filed with the SEC on November 20, 2012, is in substantially the form of the proof referred to in paragraph (e) of the legality opinion dated November 20, 2012.

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On behalf of the Trust, we acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire